Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134
February 12, 2009
BY EDGAR correspondence
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Fifth Street, N.E.
Washington, D.C. 20549

Re:	Avatar Holdings Inc. Response to Staff Comments on: Form 10-K for the fiscal year ended December 31, 2007 Filed March 17, 2008 File No. 1-7395
Dear Mr. Cash:
     On behalf of Avatar Holdings Inc. (“Avatar”), this letter responds to your letter dated January 29, 2009, relating to comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filing of Avatar. The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter.
Form 10-Q for the quarterly period ended September 30, 2008
Land and Other Inventories, page 6
1.	We appreciate your response to our prior comment one and the additional disclosure you intend to provide. Please revise future filings to clarify, if true, that excluding the impact of operating expenses relating to the operation of amenities and divisional overhead not associated with specific communities, your active adult and primary residential communities would not have incurred operating losses.

In addition, we understand that your impairment analysis involves a significant number of assumptions that are subject to substantial number of variables. However, your proposed disclosure appears too general in nature to provide an investor with sufficient information about potential impairments and management’s insights and assumptions with regard to the recoverability of your remaining Land and Other Inventories balances. Therefore, we urge you to continue to find ways to provide quantitative

Mr. John Cash
February 12, 2009

information that conveys to investors the overall risks of recoverability of these assets. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s views that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of these assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairments assessment relative to your existing market conditions and enable them to better assess the likelihood of potential future impairments.
Response:
Our Form 10-K for the fiscal year ended December 31, 2008 and future filings will clarify and include additional disclosure of the impact of operating expenses relating to the operation of our amenities and divisional overhead not associated with specific communities on the operating results of our active adult and primary residential communities. This disclosure will also include how we consider these results in our impairment analyses in our active adult and primary residential communities.
In addition, our Form 10-K for the fiscal year ended December 31, 2008 and future filings will provide additional quantitative information from our active adult and primary residential communities. This information will include discussion of historical trends in actual sales prices and margins for homes closed. These historical trends, along with current and projected economic conditions, are the basis for certain assumptions used in our impairment forecasting models. We will also provide disclosure regarding long-lived assets, when impairment indicators exist, whose future undiscounted cash flow projections are within a certain percentage of their carrying value.
These additional disclosures along with others that we believe are helpful, should provide investors with information to help them evaluate the current assumptions underlying our impairment assessment relative to our existing market conditions and enable them to better assess the likelihood of potential future impairments.

Mr. John Cash
February 12, 2009

     If you have any questions or would like additional information, please contact the undersigned at (305) 442-7000.

Very truly yours, AVATAR HOLDINGS INC.
By:	/s/ Randy L. Kotler
Randy L. Kotler
Executive Vice President, Chief Financial Officer and Treasurer

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